UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

16950L 208
(CUSIP Number)

Jiang Huai Lin
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
People’s Republic of China
(+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2012
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

CUSIP #: 16950L 208	Page 2 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jiang Huai Lin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,163,355(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
12,163,355(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,163,355

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.0%(2)

14	TYPE OF REPORTING PERSON
IN

(1) As of March 15, 2010, Total Device Management Limited, an entity controlled by Mr. Jiang Huai Lin, transferred all of the 500,000 shares of common stock held by it to Mr. Jiang Huai Lin.
(2) Based on 27,007,253 shares of common stock outstanding as of March 12, 2012.

CUSIP #: 16950L 208	Page 3 of 7

This Amendment No. 6 amends certain information contained in the Schedule 13D filed by the Reporting Person with respect to his ownership interests in China Information Technology, Inc. on February 7, 2007, as amended by Amendment No. 1 filed on September 12, 2007, as amended by Amendment No. 2 filed on May 22, 2008, as amended by Amendment No. 3 filed on July 3, 2008, as amended by Amendment No. 4 filed on March 3, 2010, as amended by Amendment No. 5 filed on August 17, 2011 (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed in the 13D. All historical share amounts in the 13D have been retroactively adjusted to reflect a one-for-two reverse stock split effected on March 1, 2012.

Item 1. Security and Issuer.

The name of the issuer is China Information Technology, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. This statement relates to the Company’s common stock, $0.01 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a)-(f). This Schedule 13D/A is being filed by Mr. Jiang Huai Lin, a citizen of the People’s Republic of China (the “Reporting Person”). The principal address of the Reporting Person is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Reporting Person is Chairman, President and Chief Executive Officer of the Company. The Reporting Person is also the 100% owner of Total Device Management Limited, a company formed in the People’s Republic of China, with its principal executive offices at 3505-06, 35/F Edinburg Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to March 15, 2011, the Reporting Person was deemed to beneficially hold an aggregate of 10,097,540 shares of the Common Stock. Such 10,097,540 shares consisted of 9,585,040 shares of Common Stock owned directly by the Reporting Person and 500,000 shares held by Total Device Management Limited, an entity controlled by the Reporting Person. The Reporting Person used his personal funds to acquire the original shares directly owned by him and Total Device Management Limited used its own working capital.

On March 15, 2011, Total Device Management Limited transferred all 500,000 shares of Common Stock held by it to the Reporting Person, its controlling stockholder. Total Device Management Limited owned its shares solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

On February 8, 2011, the Reporting Person received a grant of 12,500 restricted shares of the Common Stock under the Company’s 2007 Equity Incentive Plan.

CUSIP #: 16950L 208	Page 4 of 7

On August 16, 2011, the Company and the Reporting Person agreed to an amended and restated unsecured promissory note (the “Amended and Restated Note”) to amend and restate a promissory note that was issued by the Company to the Reporting Person on March 25, 2010 (the “March 2010 Note”). Under the March 2010 Note, the Company had a loan balance of $5 million and the loan was not permitted to be repaid by conversion of the loan balance into shares of Common Stock. Pursuant to the Amended and Restated Note, the loan balance may be repaid by conversion of the balance into shares of the Common Stock at a conversion price of $5.40 per share. On August 16, 2011, the Reporting Person exercised this conversion right, and therefore agreed to receive, and became entitled to, a total of 925,926 shares of the Company’s common stock in lieu of cash repayment under the Amended and Restated Note. The loan underlying the March 2010 Note was originally made to the Company as part of a note in the amount of $6 million and was not convertible into shares of the Company’s common stock. The Company repaid $1,000,000 of the loan balance underlying the March 2010 Note in April 2010. The March 2010 Note had replaced a promissory note issued by the Company in the amount of $5 million to the Reporting Person in January 2010, which was convertible into shares of the Company’s common stock at a price of $11.76 per share.

On January 19, 2012, the Reporting Person purchased a total of 13,500 shares of Common Stock at a weighted-average purchase price per share of $0.6197 on the open market. On January 20, 2012, the Reporting Person purchased a total of 13,500 shares of Common Stock at a weighted-average purchase price per share of $0.6607 on the open market. On January 23, 2012, the Reporting Person purchased a total of 14,400 shares of Common Stock at a weighted-average purchase price per share of $0.6696 on the open market. On January 24, 2012, the Reporting Person purchased a total of 10,989 shares of Common Stock at a weighted-average purchase price per share of $0.6796 on the open market. On January 25, 2012, the Reporting Person purchased a total of 14,400 shares of Common Stock at a weighted-average purchase price per share of $0.7123 on the open market. On January 26, 2012, the Reporting Person purchased a total of 14,400 shares of Common Stock at a weighted-average purchase price per share of $0.7014 on the open market. On January 27, 2012, the Reporting Person purchased a total of 14,400 shares of Common Stock at a weighted-average purchase price per share of $0.7031 on the open market. On January 30, 2012, the Reporting Person purchased a total of 14,400 shares of Common Stock at a weighted-average purchase price per share of $0.7387 on the open market. All of the foregoing purchases were paid for with personal funds, and were effected pursuant to an Amended and Restated Rule 10b5-1 Repurchase Plan (the “Repurchase Plan”), dated as of November 24, 2011, among the Reporting Person, the Company and Brean Murray, Carret & Co., LLC as broker (the “Broker”). Under the Repurchase Plan, the Company and the Reporting Person agreed to repurchase or purchase up to $7 million in shares of Common Stock at a maximum price per share of $1.00 and up to 60,000 shares per day, with up to $2 million for the account of the Reporting Person and up to $5 million for the account of the Company. All shares purchased under the Repurchase Plan were purchased for the account of the Company during the first month after the commencement date, thereafter on a daily basis 70% of shares purchased were purchased for the account of the Company and 30% of shares purchased were purchased for the account of the Reporting Person, rounded to the nearest whole Share. Daily purchases were also subject to certain limitations, including those required to comply with the safe harbor under Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the affirmative defenses provided under Rule 10b5-1 of the Exchange Act. The Repurchase Plan was to terminate no later than September 15, 2012. On March 12, 2012, the Reporting Person and the Company delivered a request for early termination of the Repurchase Plan, which caused the Repurchase Plan to be terminated as of March 14, 2012.

The Reporting Person entered into a Rule 10b5-1/Rule 10b-18 Purchase Plan (the “New Purchase Plan”), dated as of March 12, 2012, with the Broker. Under the New Purchase Plan, the Reporting Person agreed to purchase up to $2 million in shares of Common Stock at a maximum price per share of $1.00 and up to 60,000 shares per day. Daily purchases shall be subject to certain limitations, including those required to comply with the safe harbor under Rule 10b-18 of the Exchange Act and the affirmative defenses provided under Rule 10b5-1 of the Exchange Act. The Repurchase Plan’s term will terminate no later than September 15, 2012. The Reporting Person intends to make all purchases under the New Purchase Plan using personal funds.

CUSIP #: 16950L 208	Page 5 of 7

On March 12, 2012, the Reporting Person purchased a total of 1,084,895 shares of Common Stock at a price of $1.20 per share in a private purchase from four individual sellers. The purchase was made using the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D

Item 5. Interest in Securities of the Issuer.

(a)          As of the date of this statement, the Reporting Person is the beneficial owner of 12,163,355 shares of the Common Stock, representing 45.0% of the outstanding shares of the Common Stock. The Reporting Person does not own any other securities of the Company.

(b)          The Reporting Person has the sole power to vote and dispose of 12,163,355 shares.

(c)          Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d)          Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 3 hereof and in the Current Report on Form 8-K filed by the Company on January 8, 2010, which disclosure is incorporated by reference, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP #: 16950L 208	Page 6 of 7

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Amended and Restated Unsecured Promissory Note, dated August 16, 2011, issued by the Company to the Reporting Person (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Person with the Securities and Exchange Commission on August 17, 2011)
2	Amended and Restated Rule 10b5-1 Repurchase Plan, dated as of November 24, 2011, among the Reporting Person, the Company and Brean Murray, Carret & Co., LLC
3	Rule 10b5-1/Rule 10b-18 Purchase Plan, dated as of March 12, 2012, between the Reporting Person and Brean Murray, Carret & Co., LLC
4	Stock Purchase Agreement, dated March 12, 2012, between Cheng Dong Huang and the Reporting Person
5	Stock Purchase Agreement, dated March 12, 2012, between Dong Wei Gao and the Reporting Person
6	Stock Purchase Agreement, dated March 12, 2012, between Jun Xia and the Reporting Person
7	Stock Purchase Agreement, dated March 12, 2012, between Xiu An Xu and the Reporting Person

CUSIP #: 16950L 208	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2012

/s/ Jiang Huai Lin
Jiang Huai Lin